FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number: 001-38757
For the month of May 2025

TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)
 1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number
1.	(English Translation) Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2025
99.1	Financial Appendix

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 8, 2025	By:	/s/ Norimasa Takeda
Norimasa Takeda
Chief Accounting Officer and Corporate Controller

Earnings Report (Kessan Tanshin) for the Fiscal Year Ended March 31, 2025 (IFRS, Consolidated)
May 8, 2025

Takeda Pharmaceutical Company Limited		Stock exchange listings:	Tokyo, Nagoya, Sapporo, Fukuoka
TSE Code:	4502	URL: https://www.takeda.com
Representative:	Christophe Weber, President & CEO
Contact:	Christopher O'Reilly	Telephone: +81-3-3278-2306	Email: takeda.ir.contact@takeda.com
Global Head of IR, Global Finance
Scheduled date of annual general meeting of shareholders: June 25, 2025
Scheduled date of securities report submission: June 25, 2025
Scheduled date of dividend payment commencement: June 26, 2025
Supplementary materials for the financial statements: Yes
Presentation to explain for the financial statements: Yes
(Million JPY, rounded to the nearest million)

1.	Consolidated Financial Results for the Fiscal Year Ended March 31, 2025 (April 1, 2024 to March 31, 2025)
(1)Consolidated Operating Results

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before tax		Net profit for the year		Net profit attributable to owners of the Company
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2025	4,581,551	7.5	342,586	60.0	175,084	231.7	108,143	(25.0)	107,928	(25.1)
For the Fiscal Year Ended March 31, 2024	4,263,762	5.9	214,075	(56.4)	52,791	(85.9)	144,197	(54.5)	144,067	(54.6)

	Total comprehensive income for the year		Basic earnings per share		Diluted earnings per share		Return on equity attributable to owners of the Company		Ratio of profit before income taxes to total assets
	(Million JPY)	(%)	(JPY)		(JPY)		(%)		(%)
For the Fiscal Year Ended March 31, 2025	(57,698)	-	68.36		67.23		1.5		1.2
For the Fiscal Year Ended March 31, 2024	1,139,206	25.0	92.09		91.16		2.1		0.4

	Ratio of operating profit to revenue		Core Revenue		Core Operating Profit		Core EPS
	(%)		(Billion JPY)	(%)	(Billion JPY)	(%)	(JPY)
For the Fiscal Year Ended March 31, 2025	7.5		4,579.8	7.4	1,162.6	10.2	491
For the Fiscal Year Ended March 31, 2024	5.0		4,263.8	5.9	1,054.9	(11.2)	484
(Reference) Share of profit (loss) of investments accounted for using the equity method:
For the Fiscal Year Ended March 31, 2025 JPY -3,986 million For the Fiscal Year Ended March 31, 2024 JPY 6,473 million

(2)Consolidated Financial Position

	Total assets (Million JPY)	Total equity (Million JPY)	Equity attributable to owners of the Company (Million JPY)	Ratio of equity attributable to owners of the Company to total assets (%)	Equity attributable to owners of the Company per share (JPY)
As of March 31, 2025	14,248,344	6,935,979	6,935,084	48.7	4,407.01
As of March 31, 2024	15,108,792	7,274,005	7,273,264	48.1	4,635.56

(3)Consolidated Cash Flows

	Net cash from (used in) operating activities (Million JPY)	Net cash from (used in) investing activities (Million JPY)	Net cash from (used in) financing activities (Million JPY)	Cash and cash equivalents at the end of the year (Million JPY)
For the Fiscal Year Ended March 31, 2025	1,057,182	(367,060)	(751,425)	385,113
For the Fiscal Year Ended March 31, 2024	716,344	(463,862)	(354,416)	457,800

2. Dividends

	Annual dividends per share (JPY)					Total Dividends (Million JPY)	Dividend Pay-out ratio (%) (Consolidated)	Ratio of dividends to net assets (%) (Consolidated)
	1st quarter end	2nd quarter end	3rd quarter end	Year-end	Total
For the Fiscal Year Ended March 31, 2024	—	94.00	—	94.00	188.00	296,078	204.2	4.3
For the Fiscal Year Ended March 31, 2025	—	98.00	—	98.00	196.00	310,656	286.7	4.3
For the Fiscal Year Ending March 31, 2026 (Projection)	—	100.00	—	100.00	200.00		—

3.	Forecasts for Consolidated Operating Results for the Fiscal Year Ending March 31, 2026 (April 1, 2025 to March 31, 2026)

	(Percentage figures represent changes over the previous fiscal year)
	Revenue		Operating profit		Profit before taxes		Net profit attributable to owners of the Company		Basic earnings per share
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,530,000	(1.1)	475,000	38.7	307,000	75.3	228,000	111.3	144.81

Forecasts for Core financial measures are shown below.
	(Percentage figures represent changes over the previous fiscal year)
	Core Revenue		Core Operating Profit		Core EPS
	(Million JPY)	(%)	(Million JPY)	(%)	(JPY)
For the Fiscal Year Ending March 31, 2026	4,530,000	(1.1)	1,140,000	(1.9)	485
The definition of Core financial measures is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

4.	Management Guidance (Constant Exchange Rate basis) for the Fiscal Year Ending March 31, 2026
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

Change at CER	Core Revenue	Core Operating Profit	Core EPS
	(%)	(%)	(%)
For the Fiscal Year Ending March 31, 2026	Broadly Flat	Broadly Flat	Broadly Flat
The definition of Constant Exchange Rate change is stated in “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.

▪Additional Information

(1) Significant changes in the scope of consolidation during the period	:	No

(2) Changes in accounting policies and changes in accounting estimates
1) Changes in accounting policies required by IFRS	:	No
2) Changes in accounting policies other than 1)	:	No
3) Changes in accounting estimates	:	No

(3) Number of shares outstanding (common stock)
1) Number of shares outstanding (including treasury stock) at year end:
March 31, 2025		1,590,949,609	shares
March 31, 2024		1,582,418,725	shares

2) Number of shares of treasury stock at year end:
March 31, 2025		17,299,963	shares
March 31, 2024		13,405,261	shares

3) Average number of outstanding shares (for the fiscal year ended March 31):
March 31, 2025		1,578,872,987	shares
March 31, 2024		1,564,450,432	shares

(Reference) Summary of Unconsolidated Results
Summary of Unconsolidated Results for the Fiscal Year Ended March 31, 2025 (April 1, 2024 - March 31, 2025)

(1) Unconsolidated Operating Results
(Percentage figures represent changes over the previous fiscal year)
	Net sales		Operating income		Ordinary income
	(Million JPY)	(%)	(Million JPY)	(%)	(Million JPY)	(%)
For the Fiscal Year Ended March 31, 2025	580,360	(2.6)	36,897	(23.2)	86,594	(69.8)
For the Fiscal Year Ended March 31, 2024	595,575	(5.8)	48,070	(64.7)	286,399	(15.8)

	Net income		Earnings per share		Fully diluted earnings per share
	(Million JPY)	(%)	(JPY)		(JPY)
For the Fiscal Year Ended March 31, 2025	152,820	(54.9)	96.79		96.78
For the Fiscal Year Ended March 31, 2024	338,874	2.5	216.60		216.56

(2) Unconsolidated Financial Position
	Total assets (Million JPY)	Net assets (Million JPY)	Shareholders' equity ratio (%)	Shareholders' equity per share (JPY)
As of March 31, 2025	9,489,375	3,989,355	42.0	2,534.39
As of March 31, 2024	9,756,319	4,088,198	41.9	2,604.87
(Reference) Shareholders' equity As of March 31, 2025     JPY 3,988,249 million
                As of March 31, 2024    JPY 4,087,087 million

▪Earnings report (Kessan Tanshin) is exempt from audit conducted by certified public accountants or an audit firm
▪Note to ensure appropriate use of forecasts and guidance, and other noteworthy items

•	Takeda has adopted International Financial Reporting Standards (IFRS), and the disclosure information in this document is based on IFRS.

•
All forecasts and management guidance in this document are based on information and assumptions currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecasts or guidance to be revised, Takeda will disclose it in a timely manner.

•
For details of the forecasts for consolidated operating results and the management guidance, please refer to "1. Financial Highlights for the Fiscal Year Ended March 31, 2025 (5) Outlook for the Fiscal Year Ending March 31, 2026" on page 13.

•
Supplementary materials for the financial statements including the Quarterly Financial Report and Earnings Presentation of the conference call on May 8, 2025 and its audio will be promptly posted on Takeda’s website.

(Takeda Website):
https://www.takeda.com/investors/financial-results/

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Attachment Index

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
1. Financial Highlights for the Fiscal Year Ended March 31, 2025
(1) Business Performance
(i) Business Overview
Takeda is a global, values-based, R&D-driven biopharmaceutical company with a diverse portfolio, engaged primarily in the research, development, production and global commercialization of pharmaceutical products. Takeda's business is grouped into six key business areas: Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology, Vaccines and Neuroscience. Our R&D efforts focus on three core therapeutic areas: Gastrointestinal and Inflammation, Neuroscience, and Oncology. We also make targeted R&D investments in PDT. We focus on developing innovative medicines that make a difference in people’s lives by advancing the frontier of new treatment options and leveraging our collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. We focus on high unmet medical needs, both in rare and more prevalent conditions, to deliver high-quality medicines to patients and communities as quickly as possible. We have a presence in approximately 80 countries and regions, a network of manufacturing sites around the world, and major research centers in Japan and the United States. Commercially, we have a very significant presence in the United States, Japan, Europe, as well as a fast-growing business in China. We have also accelerated our focus on data, digital and technology to make our business operations more effective and efficient, increase innovation and better serve our stakeholders.

(ii) Consolidated Financial Results (April 1, 2024 to March 31, 2025)

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Revenue	4,263.8	4,581.6	317.8	7.5%	2.9%
Cost of sales	(1,426.7)	(1,580.2)	(153.5)	10.8%	6.5%
Selling, general and administrative expenses	(1,053.8)	(1,104.8)	(50.9)	4.8%	0.6%
Research and development expenses	(729.9)	(730.2)	(0.3)	0.0%	(4.5)%
Amortization and impairment losses on intangible assets associated with products	(652.1)	(643.2)	8.9	(1.4)%	(6.0)%
Other operating income	19.4	26.2	6.8	35.3%	30.8%
Other operating expenses	(206.5)	(206.7)	(0.2)	0.1%	(3.6)%
Operating profit	214.1	342.6	128.5	60.0%	51.2%
Finance income and (expenses), net	(167.8)	(163.5)	4.2	(2.5)%	(5.7)%
Share of profit (loss) of investments accounted for using the equity method	6.5	(4.0)	(10.5)	―	―
Profit before tax	52.8	175.1	122.3	231.7%	206.4%
Income tax (expenses) benefit	91.4	(66.9)	(158.3)	―	―
Net profit for the year	144.2	108.1	(36.1)	(25.0)%	(33.1)%
Net profit for the year attributable to owners of the Company	144.1	107.9	(36.1)	(25.1)%	(33.2)%
In this section, when comparing results to the previous fiscal year, the amount of change and percentage change based on Actual Exchange Rates are presented in “AER” (which is presented in accordance with IFRS) and percentage change based on Constant Exchange Rate (which is a non-IFRS measure) is presented in “CER”. For additional information on CER %, see “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix.
Revenue
Revenue for the fiscal year ended March 31, 2025 was JPY 4,581.6 billion (JPY +317.8 billion and +7.5% AER, +2.9% CER). The increase is attributable to favorable foreign exchange rates and growth from business momentum of Gastroenterology (“GI”), Rare Diseases, Plasma-Derived Therapies (“PDT”), Oncology and Vaccines. Among our six key business areas, the increase of these business areas was offset in part by a decrease in Neuroscience. The decrease in Neuroscience, which was partially mitigated by favorable foreign exchange rates, was largely attributable to continued generic erosion of sales of VYVANSE (for attention deficit hyperactivity disorder (“ADHD”)) in the U.S., which began following loss of exclusivity in August 2023. In addition, revenue outside of our six key business areas decreased mainly due to the decline in sales of AZILVA (for hypertension), which were JPY 11.8 billion (JPY -21.8 billion and -64.9% AER, -64.9% CER) following the entry of generic competitors in Japan beginning in June 2023.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Revenue by Geographic Region
The following shows revenue by geographic region:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
Revenue:	2024	2025	Amount of Change	% Change	% Change
Japan	451.4	418.5	(32.9)	(7.3)%	(7.4)%
United States	2,195.7	2,379.7	183.9	8.4%	2.5%
Europe and Canada	966.8	1,055.3	88.4	9.1%	4.1%
Latin America	198.1	235.8	37.7	19.1%	19.7%
China	174.8	191.7	16.9	9.7%	4.8%
Asia (excluding Japan & China)	86.4	99.4	13.0	15.1%	11.6%
Russia/CIS	72.6	72.4	(0.2)	(0.3)%	(1.0)%
Other*	117.9	128.8	10.9	9.3%	4.7%
Total	4,263.8	4,581.6	317.8	7.5%	2.9%
* Other includes the Middle East, Oceania and Africa.

Revenue by Business Area
The following shows revenue by business area:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
Revenue:	2024	2025	Amount of Change	% Change	% Change
GI	1,216.2	1,357.0	140.8	11.6%	6.8%
Rare Diseases	688.4	752.8	64.4	9.4%	4.6%
PDT	903.7	1,032.7	129.0	14.3%	8.6%
Oncology	462.4	560.4	98.1	21.2%	17.2%
Vaccines	50.4	55.4	5.1	10.0%	7.5%
Neuroscience	627.0	565.8	(61.2)	(9.8)%	(14.1)%
Other	315.7	257.4	(58.3)	(18.5)%	(20.0)%
Total	4,263.8	4,581.6	317.8	7.5%	2.9%

Year-on-year change in revenue for this fiscal year in each of our business areas was primarily attributable to the following products:
GI
In GI, revenue was JPY 1,357.0 billion (JPY +140.8 billion and +11.6% AER, +6.8% CER).
Sales of ENTYVIO (for ulcerative colitis (“UC”) and Crohn’s disease (“CD”)) were JPY 914.1 billion (JPY +113.2 billion and +14.1% AER, +8.5% CER). Sales in the U.S. were JPY 619.2 billion (JPY +73.1 billion and +13.4% AER). The increase was due to maintaining strong demand in the first line biologic inflammatory bowel disease (“IBD”) population and continued patient gains after the launch of the subcutaneous formulation, as well as favorable foreign exchange rates. Sales in Europe and Canada were JPY 227.4 billion (JPY +31.6 billion and +16.1% AER). The increase was primarily due to continued patient gains by an increased use of the subcutaneous formulation and favorable foreign exchange rates.
Sales of GATTEX/REVESTIVE (for short bowel syndrome) were JPY 146.3 billion (JPY +27.0 billion and +22.7% AER, +17.2% CER). The increase was primarily due to increased demand in the U.S., expansion activities (pediatric indication label expansion), and favorable exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Rare Diseases
In Rare Diseases, revenue was JPY 752.8 billion (JPY +64.4 billion and +9.4% AER, +4.6% CER).
Sales of TAKHZYRO (for hereditary angioedema) were JPY 223.2 billion (JPY +44.5 billion and +24.9% AER, +18.9% CER). The increase was primarily due to higher demand in the U.S., Europe and Canada supported by strong patient persistency and prophylactic market growth, as well as favorable foreign exchange rates.
Sales of LIVTENCITY (for post-transplant cytomegalovirus (“CMV”) infection/disease) were JPY 33.0 billion (JPY +13.9 billion and +72.9% AER, +64.5% CER). The increase was primarily attributable to continued performance in the U.S. market reflecting strong market penetration, complemented by continued geographical expansion in Europe and the Growth and Emerging Markets.
Sales of enzyme replacement therapy ELAPRASE (for Hunter syndrome) were JPY 97.2 billion (JPY +5.7 billion and +6.2% AER, +2.1% CER). The increase was primarily due to favorable foreign exchange rates, and strong demand in the Growth and Emerging Markets.
Sales of enzyme replacement therapy REPLAGAL (for Fabry disease) were JPY 77.9 billion (JPY +4.3 billion and +5.8% AER, +2.1% CER). The increase was due to favorable foreign exchange rates, and increased demand in the Growth and Emerging Markets.
Sales of ADVATE (for hemophilia A) were JPY 111.8 billion (JPY -11.2 billion and -9.1% AER, -13.4% CER). The decrease was primarily due to competitor pressure in the U.S., as well as lower demand in China, with the decline partially offset by favorable foreign exchange rates.
PDT
In PDT, revenue was JPY 1,032.7 billion (JPY +129.0 billion and +14.3% AER, +8.6% CER).
Aggregate sales of immunoglobulin products were JPY 757.8 billion (JPY +113.2 billion and +17.6% AER, +11.5% CER). Sales of each of our three global immunoglobulin brands experienced double digit percentage sales growth, due to continued strong demand globally and growing supply, as well as favorable foreign exchange rates. Those include GAMMAGARD LIQUID/KIOVIG (for the treatment of primary immunodeficiency (“PID”) and multifocal motor neuropathy (“MMN”)), and subcutaneous immunoglobulin therapies (CUVITRU and HYQVIA), sales of which are growing at a fast pace due to their benefit to patients and convenience in administration compared to intravenous therapies.
Aggregate sales of albumin products including HUMAN ALBUMIN and FLEXBUMIN (both primarily used for hypovolemia and hypoalbuminemia) were JPY 141.4 billion (JPY +7.4 billion and +5.5% AER, +1.1% CER). The increase was primarily driven by favorable foreign exchange rates.
Oncology
In Oncology, revenue was JPY 560.4 billion (JPY +98.1 billion and +21.2% AER, +17.2% CER).
Sales of FRUZAQLA (for colorectal cancer) were JPY 48.0 billion (JPY +37.9 billion and +375.7% AER, +351.3% CER). The increase was due to momentum from launch in the U.S. in November 2023, followed by several other countries, as it addressed a need for new treatment options in metastatic colorectal cancer.
Sales of ADCETRIS (for malignant lymphomas) were JPY 129.0 billion (JPY +19.6 billion and +17.9% AER, +14.8% CER). The increase was led by strong demand in the Growth and Emerging Markets and Europe, primarily driven by increased use as a first line treatment for Hodgkin lymphoma, complemented by favorable foreign exchange rates.
Sales of ICLUSIG (for leukemia) were JPY 70.7 billion (JPY +16.0 billion and +29.3% AER, +23.0% CER). The increase was due to the U.S. label expansion for newly diagnosed Philadelphia chromosome-positive acute lymphoblastic leukemia (Ph+ ALL) in combination with chemotherapy in March 2024, complemented by favorable foreign exchange rates.
Sales of LEUPLIN/ENANTONE (for endometriosis, uterine fibroids, premenopausal breast cancer, prostate cancer, and other certain indications) were JPY 119.3 billion (JPY +11.9 billion and +11.1% AER, +8.2% CER). The increase was primarily due to a sales increase in the U.S. and in Growth and Emerging Markets, as well as favorable foreign exchange rates.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Vaccines
In Vaccines, revenue was JPY 55.4 billion (JPY +5.1 billion and +10.0% AER, +7.5% CER).
Sales of QDENGA (for prevention of dengue) were JPY 35.6 billion (JPY +26.0 billion and +272.3% AER, +259.0% CER). The increase was due to the expansion of QDENGA availability in endemic countries, with the vaccine now available in approximately 30 countries including both endemic and non-endemic countries.
Sales of other vaccine products in aggregate decreased primarily due to the termination of the distribution contract of SPIKEVAX, a COVID-19 vaccine in Japan in March 2024.
Neuroscience
In Neuroscience, revenue was JPY 565.8 billion (JPY -61.2 billion and -9.8% AER, -14.1% CER).
Sales of VYVANSE/ELVANSE (for ADHD) were JPY 350.6 billion (JPY -72.6 billion and -17.2% AER, -21.6% CER). The decrease was due to the impact of multiple generic entrants in the U.S. starting from August 2023, partially offset by favorable foreign exchange rates.
Sales of ADDERALL XR (for ADHD) were JPY 28.4 billion (JPY -13.3 billion and -31.9% AER, -35.3% CER). The decrease was primarily due to an increase in the availability of generic versions of the instant release formulation in the U.S., which negatively impacted ADDERALL XR.
Sales of TRINTELLIX (for major depressive disorder ("MDD")) were JPY 125.7 billion (JPY +20.9 billion, and +20.0% AER, +14.2% CER). The increase was primarily due to improved commercial terms related to pricing in the U.S., complemented by favorable foreign exchange rates.
Cost of Sales
Cost of Sales was JPY 1,580.2 billion (JPY +153.5 billion and +10.8% AER, +6.5% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the fiscal year ended March 31, 2024.
Selling, General and Administrative (SG&A) Expenses
SG&A Expenses were JPY 1,104.8 billion (JPY +50.9 billion and +4.8% AER, +0.6% CER). The increase was mainly due to the depreciation of the Japanese yen, with efficiency gains largely offsetting incremental investments in Data, Digital and Technology (“DD&T”) and the impact of inflation.
Research and Development (R&D) Expenses
R&D Expenses were JPY 730.2 billion (JPY +0.3 billion and +0.0% AER, -4.5% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting the depreciation of the Japanese yen offset by lower expenses attributable to efficiency gains and termination of development programs in the fiscal year ended March 31, 2024, such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer).
Amortization and Impairment Losses on Intangible Assets Associated with Products
Amortization and Impairment Losses on Intangible Assets Associated with Products were JPY 643.2 billion (JPY -8.9 billion and -1.4% AER, -6.0% CER). The decrease resulted from lower impairment charges related to in-process R&D and marketed products (JPY -35.5 billion), partially offset by higher amortization expenses (JPY +26.7 billion) due to the depreciation of the Japanese yen. The decrease in impairment charges was due to the larger impairment charges recorded in the fiscal year ended March 31, 2024, compared with those recorded in the fiscal year ended March 31, 2025. The impairment charges in the fiscal year ended March 31, 2024 primarily include JPY 74.0 billion impairment charges for ALOFISEL (for complex Crohn's perianal fistulas), JPY 28.5 billion impairment charges for EXKIVITY (for non-small cell lung cancer), and impairment charges related to the decision to terminate development of certain in-progress R&D assets in Oncology, which were partially offset by a reversal of impairment loss of JPY 35.7 billion for EOHILIA (for eosinophilic esophagitis). The impairment charges in the fiscal year ended March 31, 2025 include JPY 27.8 billion resulting from the decision to terminate the development of TAK-186 and TAK-280 acquired through Maverick Therapeutics Inc. and JPY 21.5 billion as a result of the Phase 3 studies for soticlestat (TAK-935) failing to meet their primary endpoints.
Other Operating Income
Other Operating Income was JPY 26.2 billion (JPY +6.8 billion and +35.3% AER, +30.8% CER). The increase was mainly due to a JPY 6.1 billion gain recognized on completion of the sale of TACHOSIL (fibrin sealant patch), including a related manufacturing facility, during the fiscal year ended March 31, 2025.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Other Operating Expenses
Other Operating Expenses were JPY 206.7 billion (JPY +0.2 billion and +0.1% AER, -3.6% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting an increase in restructuring expenses (JPY +46.8 billion) mainly due to the enterprise-wide efficiency program during the fiscal year ended March 31, 2025 being offset by higher provisions for legal proceedings primarily as a result of the supply agreement litigation of AbbVie, Inc. (“AbbVie”) and higher charges on the fair value of financial assets and liabilities associated with contingent consideration arrangements mainly from XIIDRA and EOHILIA recorded in the fiscal year ended March 31, 2024, as well as the effect of a reversal of valuation reserve for pre-launch inventory recorded in the fiscal year ended March 31, 2025.
Operating Profit
As a result of the above factors, Operating Profit was JPY 342.6 billion (JPY +128.5 billion and +60.0% AER, +51.2% CER).
Net Finance Expenses
Net Finance Expenses were JPY 163.5 billion (JPY -4.2 billion and -2.5% AER, -5.7% CER). The decrease in Net Finance Expenses was primarily due to a decrease of net loss from Gains and Losses on Foreign Currency Exchange and Derivative Financial Assets related to Foreign Currency Exchange, largely offset by an impairment loss of JPY 18.9 billion related to the sale of Teva Takeda Pharma Ltd. shares, which was completed in the fiscal year ended March 31, 2025.
Share of Profit (Loss) of Investments Accounted for Using the Equity Method
For the fiscal year ended March 31, 2025, Share of Loss of Investments Accounted for Using the Equity Method was JPY 4.0 billion (JPY -10.5 billion). For the fiscal year ended March 31, 2024, Share of Profit of Investments Accounted for Using the Equity Method was JPY 6.5 billion.
Income Tax (Expenses) Benefit
Income Tax Expenses were JPY 66.9 billion (JPY +158.3 billion, compared to Income Tax Benefit of JPY 91.4 billion for the fiscal year ended March 31, 2024). The increase was primarily due to a tax expense reduction of JPY 63.5 billion recorded during the fiscal year ended March 31, 2024 resulting from the reversal of the income taxes payable in excess of the settlement with Irish Revenue Commissioners with respect to a tax assessment related to the treatment of an acquisition break fee Shire received from AbbVie in 2014 and an increase in tax expenses due to the reassessment of recoverability of deferred tax assets as well as higher pretax earnings during the fiscal year ended March 31, 2025.
Net Profit for the Year
As a result of the above factors, Net Profit for the Year was JPY 108.1 billion (JPY -36.1 billion and -25.0% AER, -33.1% CER) and Net Profit for the Year attributable to owners of the Company was JPY 107.9 billion (JPY -36.1 billion and -25.1% AER, -33.2% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(iii) Results of Core Financial Measures (April 1, 2024 to March 31, 2025)
Definition and Explanation of Core Financial Measures and Constant Exchange Rate Change
In addition to the financial statements in accordance with IFRS, Takeda uses the concept of Core Financial Measures for measuring financial performance. These measures are not defined by International Financial Reporting Standards (IFRS). See “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for additional information.

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core revenue	4,263.8	4,579.8	316.1	7.4%	2.8%
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Core net profit for the year attributable to owners of the Company	756.8	775.6	18.8	2.5%	(3.4)%
Core EPS (yen)	484	491	7	1.5%	(4.3)%

Core Revenue
Core Revenue for the fiscal year ended March 31, 2025 was JPY 4,579.8 billion (JPY +316.1 billion and +7.4% AER, +2.8% CER). The increase is primarily attributable to favorable foreign exchange rates and growth from business momentum primarily led by Takeda’s Growth and Launch Products* which totaled JPY 2,201.9 billion (JPY +375.9 billion and +20.6% AER, +14.7% CER), partially offset by lower sales of VYVANSE in the U.S. and AZILVA in Japan, which were impacted by generic competition following loss of exclusivities.
*    Takeda’s Growth and Launch Products for the fiscal year ended March 31, 2025
    GI:        ENTYVIO, EOHILIA
    Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
    PDT:         Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA, and CUVITRU,
Albumin products including HUMAN ALBUMIN and FLEXBUMIN
    Oncology:    　　　　 ALUNBRIG, FRUZAQLA
    Vaccines:     QDENGA

Core Operating Profit
Core Operating Profit for the fiscal year ended March 31, 2025 was JPY 1,162.6 billion (JPY +107.8 billion and +10.2% AER, +4.9% CER). The components of Core Operating Profit are as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core revenue	4,263.8	4,579.8	316.1	7.4%	2.8%
Core cost of sales	(1,426.3)	(1,581.8)	(155.5)	10.9%	6.6%
Core selling, general and administrative (SG&A) expenses	(1,053.0)	(1,105.0)	(52.1)	4.9%	0.7%
Core research and development (R&D) expenses	(729.6)	(730.4)	(0.7)	0.1%	(4.4)%
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%

During the periods presented, these items fluctuated as follows:
Core Cost of Sales
Core Cost of Sales was JPY 1,581.8 billion (JPY +155.5 billion and +10.9% AER, +6.6% CER). The increase was primarily due to revenue growth in our key business areas with a change in product mix and the depreciation of the Japanese yen as compared to the fiscal year ended March 31, 2024.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Core Selling, General and Administrative (SG&A) Expenses
Core SG&A Expenses were JPY 1,105.0 billion (JPY +52.1 billion and +4.9% AER, +0.7% CER). The increase was mainly due to the depreciation of the Japanese yen, with efficiency gains largely offsetting incremental investments in Data, Digital and Technology (“DD&T”) and the impact of inflation.
Core Research and Development (R&D) Expenses
Core R&D Expenses were JPY 730.4 billion (JPY +0.7 billion and +0.1% AER, -4.4% CER), essentially flat compared to the fiscal year ended March 31, 2024, reflecting the depreciation of the Japanese yen offset by lower expenses attributable to efficiency gains and termination of development programs in the fiscal year ended March 31, 2024, such as modakafusp alfa (TAK-573) and EXKIVITY (for non-small cell lung cancer).
Core Net Profit for the Year
Core Net Profit for the Year was JPY 775.8 billion (JPY +18.9 billion and +2.5% AER, -3.4% CER) and Core Net Profit attributable to owners of the Company was JPY 775.6 billion (JPY +18.8 billion and +2.5% AER, -3.4% CER) and are calculated from Core Operating Profit as below:

	Billion JPY or percentage
	For the fiscal year ended March 31,		AER		CER
	2024	2025	Amount of Change	% Change	% Change
Core operating profit	1,054.9	1,162.6	107.8	10.2%	4.9%
Core finance income and (expenses), net	(142.0)	(140.7)	1.3	(0.9)%	(4.5)%
Core share of profit of investments accounted for using the equity method	5.9	1.1	(4.8)	(81.2)%	(82.2)%
Core profit before tax	918.8	1,023.1	104.3	11.3%	5.8%
Core income tax expenses	(161.9)	(247.3)	(85.4)	52.7%	48.7%
Core net profit for the year	756.9	775.8	18.9	2.5%	(3.4)%
Core net profit for the year attributable to owners of the Company	756.8	775.6	18.8	2.5%	(3.4)%

During the periods presented, these items fluctuated as follows:
Core Net Finance Expenses
Core Net Finance Expenses were JPY 140.7 billion (JPY -1.3 billion and -0.9% AER, -4.5% CER).
Core Share of Profit of Investments Accounted for Using the Equity Method
Core Share of Profit of Investments Accounted for Using the Equity Method was JPY 1.1 billion (JPY -4.8 billion and -81.2% AER, -82.2% CER).
Core Profit Before Tax
Core Profit Before Tax was JPY 1,023.1 billion (JPY +104.3 billion and +11.3% AER, +5.8% CER).
Core Income Tax Expenses
Core Income Tax Expenses were JPY 247.3 billion (JPY +85.4 billion and +52.7% AER, +48.7% CER). The increase was primarily due to higher core pretax earnings and the reassessment of recoverability of deferred tax assets leading to higher core tax expenses during the fiscal year ended March 31, 2025 as well as a reduction of tax expense during the fiscal year ended March 31, 2024 due to a favorable resolution of tax contingencies.
Core EPS
Core EPS was JPY 491 (JPY +7 and +1.5% AER, -4.3% CER).

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(2) Consolidated Financial Position

	Billion JPY
	As of		Change
	March 31, 2024	March 31, 2025
Total Assets	15,108.8	14,248.3	(860.4)
Total Liabilities	7,834.8	7,312.4	(522.4)
Total Equity	7,274.0	6,936.0	(338.0)
Assets
Total Assets as of March 31, 2025 were JPY 14,248.3 billion (JPY -860.4 billion). This decrease resulted from the decrease of Intangible Assets (JPY -643.1 billion) due to the effect of amortization and impairment and the effect of foreign currency translation partially offset by acquisition of certain intangible assets, the decrease of Goodwill (JPY -85.6 billion) primarily due to the effect of foreign currency translation, and the decrease of Investments Accounted for Using the Equity Method (JPY -79.0 billion) mainly due to the sale of Teva Takeda Pharma Ltd. shares.

Liabilities
Total Liabilities as of March 31, 2025 were JPY 7,312.4 billion (JPY -522.4 billion). Total Bonds and Loans were JPY 4,515.3 billion* (JPY -328.5 billion), which decreased primarily due to the prepayment of Syndicated Loans and the redemption of Unsecured Senior Notes partially offset by the issuance of Unsecured U.S. Dollar-Denominated Senior Notes during the fiscal year ended March 31, 2025. Deferred Tax Liabilities decreased (JPY -78.6 billion) primarily due to amortization of intangible assets in the U.S. Trade and Other Payables decreased (JPY -72.0 billion) primarily due to higher payables for upfront payments as of the fiscal year ended March 31, 2024, including those to Protagonist Therapeutics, Inc.

* The carrying amount of Bonds was JPY 4,190.6 billion and Loans was JPY 324.6 billion as of March 31, 2025. Breakdown of Bonds and Loans' carrying amount is as follows.
Bonds:

Name of Bond (Face Value if Denominated in Foreign Currency)	Issuance	Maturity	Carrying Amount (Billion JPY)
Unsecured US Dollar Denominated Senior Notes (USD 1,301 million)	June 2015	June 2025 ~ June 2045	195.3
Unsecured US Dollar Denominated Senior Notes (USD 1,500 million)	September 2016	September 2026	219.0
Unsecured Euro Denominated Senior Notes (EUR 3,000 million)	November 2018	November 2026 ~ November 2030	482.2
Unsecured US Dollar Denominated Senior Notes (USD 1,750 million)	November 2018	November 2028	259.7
Unsecured US Dollar Denominated Senior Notes (USD 7,000 million)	July 2020	March 2030 ~ July 2060	1,037.0
Unsecured Euro Denominated Senior Notes (EUR 3,600 million)	July 2020	July 2027 ~ July 2040	577.7
Unsecured JPY Denominated Senior Bonds	October 2021	October 2031	249.6
Hybrid Bonds (Subordinated Bonds)	June 2024	June 2084	458.0
Unsecured US Dollar Denominated Senior Notes (USD 3,000 million)	July 2024	July 2034 ~ July 2064	442.2
Commercial Paper	February 2025 ~ March 2025	April 2025 ~ June 2025	270.0
Total			4,190.6

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Loans:

Name of Loan (Face Value if Denominated in Foreign Currency)	Execution	Maturity	Carrying Amount (Billion JPY)
Bilateral Loans	March 2016 ~ April 2024	April 2025 ~ April 2031	210.0
Bilateral Loans (USD 500 million)	March 2025	April 2025	74.5
Syndicated Hybrid Loans (Subordinated Loans)	October 2024	October 2084	40.0
Other			0.1
Total			324.6

On April 25, 2024, Takeda repaid JPY 50.0 billion in Bilateral Loans falling due and on the same day entered into new Bilateral Loans of JPY 50.0 billion maturing on April 25, 2031. Following this, on June 25, 2024, Takeda issued 60-year Unsecured Hybrid Bonds with an aggregate principal amount of JPY 460.0 billion and a maturity date of June 25, 2084.
On July 5, 2024, Takeda issued USD 3,000 million in Unsecured U.S. Dollar-Denominated Senior Notes with maturity dates ranging from July 5, 2034 to July 5, 2064. The proceeds of the USD bond issuance were efficiently deployed to fund a tender offer to redeem USD 1,500 million in Unsecured Senior Notes on July 12, 2024 in advance of their original maturity in September 2026, with the balance of proceeds deployed towards the reduction of Commercial Paper drawings in July 2024.
On October 3, 2024, Takeda drew down a Syndicated Hybrid Loan with an aggregate principal amount of JPY 40.0 billion and a maturity date of October 3, 2084. The proceeds of the Syndicated Hybrid Loan, together with the proceeds of the Hybrid Bonds issued on June 25, 2024 were deployed towards the redemption of JPY 500.0 billion in Hybrid Bonds issued in June 2019 on October 6, 2024, in advance of their original maturity of June 6, 2079.
On March 31, 2025, Takeda prepaid JPY 313.5 billion and USD 1,500 million in Syndicated Loans in advance of their original maturity dates ranging from April 27, 2026 to April 26, 2030. To repay the Syndicated Loans, Takeda used cash on hand, Short Term Loan with an aggregated principal amount of USD 500 million, which was drawn down on March 31, 2025, as well as Short Term Commercial Paper drawings. The principal amount of Commercial Paper drawings outstanding was JPY 270.0 billion as at March 31, 2025.
Equity
Total Equity as of March 31, 2025 was JPY 6,936.0 billion (JPY -338.0 billion). The decrease in Retained Earnings (JPY -203.6 billion) was primarily due to the decrease of JPY 303.2 billion related to dividend payments offset by the increase of JPY 108.1 billion from Net Profit for the Year. The decrease of Other Components of Equity (JPY -157.4 billion) was mainly due to currency translation adjustments reflecting the depreciation of the Japanese yen.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(3) Consolidated Cash Flows

	Billion JPY
	For the fiscal year ended March 31,
	2024	2025	Change
Net cash from operating activities	716.3	1,057.2	340.8
Net cash used in investing activities	(463.9)	(367.1)	96.8
Net cash used in financing activities	(354.4)	(751.4)	(397.0)
Net decrease in cash and cash equivalents	(101.9)	(61.3)	40.6
Cash and cash equivalents at the beginning of the year	533.5	457.8	(75.7)
Effects of exchange rate changes on cash and cash equivalents	26.2	(11.4)	(37.6)
Cash and cash equivalents at the end of the year	457.8	385.1	(72.7)
Net Cash from Operating Activities
Net Cash from Operating Activities was JPY 1,057.2 billion (JPY +340.8 billion). The increase was mainly due to favorable impacts from Changes in Assets and Liabilities driven by changes in Provisions and Inventories, partially offset by a lower net profit for the year adjusted for non-cash items and other adjustments.
Net Cash used in Investing Activities
Net Cash used in Investing Activities was JPY 367.1 billion (JPY -96.8 billion). The decrease was mainly due to a decrease in Acquisition of Intangible Assets, as well as Proceeds from Sales of Shares in Associates primarily attributable to the sale of Teva Takeda Pharma Ltd. This was partially offset by other investing activities, including the investment in U.S. Treasury Marketable Securities (U.S. Treasuries), as well as the upfront payment to AC Immune SA and a minority equity investment in and acquisition of licensing options from Ascentage Pharma Group International.
Net Cash used in Financing Activities
Net Cash used in Financing Activities was JPY 751.4 billion (JPY +397.0 billion). The increase was mainly due to a decrease in net cash inflow from short-term loans and commercial papers, repayments of Syndicated Loans and Hybrid Bonds, and an acquisition of treasury shares. This was partially offset by proceeds from issuance of bonds primarily driven by Hybrid Bonds and Unsecured U.S. Dollar-Denominated Senior Notes.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(4) Other
Proton Pump Inhibitor (“PPI”) Product Liability Claims
As of March 31, 2024, more than 6,100 product liability lawsuits related to the use of PREVACID and DEXILANT had been filed against Takeda in U.S. federal and state courts. Most of these cases were pending in U.S. federal court and were consolidated for pre-trial proceedings in a multi-district litigation in federal court in New Jersey. The plaintiffs in these cases alleged that they developed kidney injuries or, in some cases, gastric cancer as a result of taking PREVACID and/or DEXILANT, and that Takeda failed to adequately warn them of these potential risks. Similar cases were filed against other manufacturers of drugs in the same PPI class as Takeda’s products, including AstraZeneca plc, Procter & Gamble Company and Pfizer Inc. Outside the U.S., one proposed class action is pending in Canada (Saskatchewan).
In April 2024, Takeda reached an agreement in principle to resolve the U.S. cases and established a provision for a non-material amount. In November 2024, the final written settlement agreement was executed with lead plaintiffs’ counsel for the same amount. The terms of the settlement are confidential. The settlement has no material impact on Takeda’s consolidated statements of profit or loss for the fiscal year ended March 31, 2025.
Potential Implications and Impacts of Tariff Measures on Takeda's Business
Takeda’s global manufacturing sites are centered in the U.S., Europe, Japan and Singapore. Strategic contract manufacturing organizations (CMOs) are also distributed across the U.S., Europe and Japan, with approximately 70% of the contract manufacturing spend is with U.S.-based CMOs.
Tariff exposure is determined by revenue contribution of imports, manufacturing location / country of origin, and transfer pricing policy. Based on current assumptions (as of April 2025), Takeda believes our likely potential exposure to U.S. and China tariffs is limited. Approximately 50% of Takeda’s total revenue is from the U.S., with the value of imports primarily from Europe, Japan, and Singapore representing around 8 to 10% of total U.S. revenue. Approximately 4% of Takeda's total revenue is from China, with the value of imports from the U.S. representing approximately 12 to 15% of total China revenue.
For Takeda’s imports that may be subject to potential tariff impacts, we are taking mitigation measures including inventory and supply chain management.
Acquisition of Own Shares
Takeda acquired a total of 11,544 thousand shares of its common stock for JPY 50.0 billion during the fiscal year ended March 31, 2025. in accordance with the resolution on the acquisition of its own shares at the Board of Directors Meeting held on January 30, 2025. Combined with its own shares acquired in April 2025, Takeda acquired a total of 23,367 thousand shares of its common stock for JPY 100.0 billion, and the acquisition in accordance with the resolution was completed in the same month.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(5) Outlook for the Fiscal Year Ending March 31, 2026
Consolidated forecast for the fiscal year ending March 31, 2026 (FY2025) is as below:
Consolidated Forecast for the Fiscal Year Ending March 31, 2026 (FY2025)

			Billion JPY or percentage
	FY2024 Actual Results	FY2025 Forecast	Change versus the previous year
Revenue	4,581.6	4,530.0	(51.6)	(1.1)%
Operating profit	342.6	475.0	132.4	38.7%
Profit before tax	175.1	307.0	131.9	75.3%
Net profit for the year (attributable to owners of the Company)	107.9	228.0	120.1	111.3%
EPS (JPY)	68.36	144.81	76.45	111.8%
Core revenue*1	4,579.8	4,530.0	(49.8)	(1.1)%
Core operating profit*1	1,162.6	1,140.0	(22.6)	(1.9)%
Core EPS (JPY)*1	491	485	(6)	(1.2)%
*1 Please refer to “Definition and Explanation of Non-IFRS Measures and U.S. Dollar Convenience Translations” in the Financial Appendix for the definition.
[Revenue]
Takeda expects FY2025 revenue to be JPY 4,530.0 billion, a decrease of JPY 51.6 billion, or 1.1%, from FY2024. Growth and Launch Products are expected to sustain their expansion, offsetting the carry-over impacts of products that have reached loss of exclusivity, primarily VYVANSE in the U.S., as well as the expected headwinds from drug pricing legislation, resulting in year-on-year revenue being broadly flat. The full year foreign exchange rate is assumed to be stronger for the yen compared to FY2024.
Because Takeda does not expect any significant non-core items that require adjustment, the Core Revenue forecast for FY2025 is the same as the Revenue forecast.
[Operating Profit]
Operating Profit is expected to increase by JPY 132.4 billion, or 38.7%, to JPY 475.0 billion. While we anticipate savings from the enterprise-wide efficiency program, operational expenses are expected to increase due to ongoing investments in R&D, particularly focusing on the late-stage pipeline launch, along with sustained support for data, digital, and technology initiatives. Conversely, restructuring expenses, including costs primarily related to the enterprise-wide efficiency program undertaken since FY2024, will significantly decrease, and amortization expenses of intangible assets for VYVANSE will conclude during FY2025, both contributing to the increase in Operating Profit. It is also expected to benefit from a lower assumption for impairment losses on intangible assets associated with products, with JPY 50.0 billion included in our FY2025 forecast compared to JPY 95.0 billion recorded in FY2024.
Core Operating Profit is expected to be JPY 1,140.0 billion, a decrease of JPY 22.6 billion, or 1.9%.
[Net profit for the Year (attributable to owners of the Company)]
Net profit for the Year (attributable to owners of the Company) is expected to be JPY 228.0 billion, an increase of JPY 120.1 billion, or 111.3%. Profit Before Tax is expected to increase by JPY 131.9 billion, or 75.3%, to JPY 307.0 billion, reflecting increase in Operating Profit. The assumption for the effective tax rate would be approximately 26%, mainly due to lower derecognition of tax loss carry forward.
Reported EPS is expected to be JPY 144.81, an increase of JPY 76.45, or 111.8%, and Core EPS is expected to be JPY 485, a decrease of JPY 6, or 1.2%.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Major assumptions used in preparing the FY2025 Forecast

		Billion JPY or percentage
	FY2024 Actual Results	FY2025 Forecast
FX rates	1 USD = 152 JPY 1 Euro = 163 JPY 1 RUB = 1.6 JPY 1 CNY = 21.1 JPY 1 BRL = 27.4 JPY	1 USD = 150 JPY 1 Euro = 160 JPY 1 RUB = 1.7 JPY 1 CNY = 20.5 JPY 1 BRL = 25.9 JPY
Cost of sales	(1,580.2)	(1,540.0)
SG&A expenses	(1,104.8)	(1,100.0)
R&D expenses	(730.2)	(750.0)
Amortization of intangible assets associated with products	(548.2)	(500.0)
Impairment of intangible assets associated with products*2	(95.0)	(50.0)
Other operating income	26.2	10.0
Other operating expenses*3	(206.7)	(125.0)
Other core operating profit adjustments	(2.0)	—
Finance income and (expenses), net	(163.5)	(167.0)
Adjusted free cash flow*1	769.0	750.0 - 850.0
Capital expenditures (cash flow base)	(347.8)	(270.0 - 320.0)
Depreciation and amortization (excluding intangible assets associated with products)	(213.2)	(216.0)
Cash tax rate on adjusted EBITDA (excluding divestitures) *1	Approx.10%	Mid teen%
*2 Includes in-process R&D.
*3 Includes restructuring expense primarily related to the enterprise-wide efficiency program of JPY 128.1 billion in FY2024 actual results and JPY 48.0 billion in FY2025 forecast.
Management Guidance
Takeda uses change in Core Revenue, Core Operating Profit and Core EPS at Constant Exchange Rate (CER) basis as its Management Guidance.

FY2025 Management Guidance CER % Change*1
Core revenue	Broadly Flat
Core operating profit	Broadly Flat
Core EPS	Broadly Flat
Other assumptions used in preparing the FY2025 Forecast and the Management Guidance
•The FY2025 forecast and the management guidance do not reflect the potential impact of tariffs being introduced on pharmaceutical products by the U.S. administration, nor the potential impact of tariffs introduced by other countries in response to U.S. tariffs.
•The FY2025 forecast and the management guidance assume global VYVANSE sales of JPY 241.0 billion, a year-on-year decline of JPY 109.6 billion (30% decline at CER).
Forward looking statements
All forecasts in this document are based on information currently available to management, and do not represent a promise or guarantee to achieve these forecasts. Various uncertain factors could cause actual results to differ, such as changes in the business environment and fluctuations in foreign exchange rates. Should any significant event occur which requires the forecast to be revised, the Company will disclose it in a timely manner.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(6) Capital Allocation Policy and Dividends for the Fiscal Year Ended March 31, 2025 and Ending March 31, 2026
(i) Capital Allocation Policy
Guided by our vision to discover and deliver life-transforming treatments, and supported by our balance sheet (maintaining solid investment grade credit ratings; targeting 2x adjusted net debt to adjusted EBITDA ratio), we will allocate capital to deliver sustainable value to patients and attractive returns to our shareholders.
Takeda's policy in the allocation of capital is as follows:
• Invest in growth drivers; and
• Shareholder returns.
With respect to "Invest in growth drivers", Takeda makes strategic investments in internal and external opportunities to enhance its pipeline, new product launches, and plasma-derived therapies. With regard to "Shareholder returns", Takeda has adopted a progressive dividend policy of increasing or maintaining the annual dividend per share each year, alongside share buybacks when appropriate.

(ii) Dividend
Takeda is strongly committed to shareholder returns with the dividend as a key component.
[FY2024] 196 yen per share
Year-end dividend per share: 98 yen
Together with the interim dividend of 98 yen per share, the annual dividend will be 196 yen per share.
[FY2025 guidance] 200 yen per share

2. Management Policy
(1)Basic Management Policy
Our corporate philosophy tells the story of Takeda — who we are, what we do, how we do it and why it matters. Our purpose is to contribute to better health for people and a brighter future for the world. We do this through the pursuit of our vision to discover and deliver life-transforming treatments, guided by our three imperatives of Patient, People and Planet and powered by data and technology. Our values ensure that the decisions we make consider all our stakeholders. We create long-term value for patients, shareholders and society while sustaining positive impact for our people, the communities we reach and the planet we share.
Purpose
“Better health for people, brighter future for the world.”
Vision
Our vision is to discover and deliver life-transforming treatments, guided by our commitment to patients, our people and the planet.
Values: Takeda-ism
We are guided by our values of Takeda-ism, which incorporate Integrity, Fairness, Honesty and Perseverance, with Integrity at the core. They are brought to life through actions based on Patient-Trust-Reputation-Business, in that order.
Imperatives
We honor our responsibility to patients, colleagues and other stakeholders as well as the communities where we operate. Our imperatives help us realize our vision and purpose.
Patient
•We responsibly translate science into highly innovative, life-transforming medicines and vaccines, and accelerate access to improve lives worldwide.
People
•We create an exceptional people experience.
Planet
•We protect our planet.
Unleash the Power of Data and Digital
•We strive to transform Takeda into the most trusted, data-driven, outcomes-based biopharmaceutical company.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)

(2) Business Environment, Mid- to Long-Term Business Strategy and Issues to Be Addressed
Business Environment
The current geopolitical environment is characterized by increasing tensions and growing fragmentation around the world. These shifts are accompanied by a rise in protectionism and trade disputes, which are putting pressure on international commerce, challenging supply chains, and introducing a sense of unpredictability to the outlook for the global economy. Takeda’s value chain is centered in the U.S., Europe, Japan and Singapore, helping reduce our exposure to trade tensions, especially between the U.S. and China. We advocate for health care products to be excluded from trade barriers that will inevitably impact patients.
The most significant challenge currently faced by the biopharmaceutical industry is the gap in health care funding relative to growing demand. This translates into significant pricing pressure and even the capping of market growth in the EU and Japan.
In the U.S., the Inflation Reduction Act, while offering some positives for Medicare patients such as greater predictability in out-of-pocket prescription expenses, introduces an unprecedented government-led price negotiation system for medicines that could potentially result in declines in investment in research and development (R&D).
At Takeda we continue to accelerate the pace of innovation through the exploration of medical technologies such as immunotherapies in oncology, cell and gene therapy and, more recently, the rapid adoption of technology and artificial intelligence (AI). Technology and AI are anticipated to enhance our productivity in the future and appear likely to help address the pricing pressures that are expected to persist.
Within this challenging and rapidly evolving external environment, our commitment to patients and the work we do to support them is even more important.
Patient
Takeda R&D is focused on translating science into highly innovative, life-transforming medicines that make a critical difference to patients with rare and more prevalent conditions in three core therapeutic areas (Gastrointestinal and inflammation, neuroscience, and oncology). We prioritize R&D programs based on unmet medical need, scientific validity, accelerated development path and commercial opportunity. We leverage data, digital and technology ("DD&T") and AI along the value chain, from accelerating the pipeline to driving quality and efficiency in manufacturing, to enhancing interactions with health care practitioners and patients.
Takeda’s sustainable growth beyond 2030 is projected to be supported by our late-stage pipeline, and as of the beginning of the fiscal year ending March 31, 2026 (FY2025), we have six development programs in Phase 3 development. The first of these programs, rusfertide, read out positive Phase 3 data in March 2025. We anticipate Phase 3 data for oveporexton in narcolepsy type 1 and zasocitinib in psoriasis by the end of 2025. Regulatory filings for all three programs are anticipated for FY2025 – 2026. Five additional filings for late-stage programs are expected in FY2027 – 2029. For more information on our major activities and progress on R&D from April 2024 to date, please see our discussion of Pipeline and R&D Activities in our Quarterly Financial Report for the Year Ended March 31, 2025.
DD&T is playing an increasingly important role in our drug development process. For example, we can now test our clinical trial protocol against large anonymized patient databases to better assess our recruitment methodology.
Our Growth & Launch Products portfolio continues to demonstrate its value to patients and communities. ENTYVIO is our number one product by revenue, and its growth acceleration has been aided by the launch of the subcutaneous formulation in the United States. ENTYVIO Pen is indicated for maintenance therapy in moderate-to-severely active ulcerative colitis and Crohn's disease in more than 50 countries, providing more flexibility and choice to patients.
We put patients first and have integrated patient access and equity into the business, from research to drug development, manufacturing and commercialization. We provide value-based and tiered pricing and dedicated patient assistance programs for our medicines and vaccines. We also work alongside community groups and governments around the world to strengthen local health care systems.
We are encouraged by the global progress of our dengue vaccine, QDENGA, which is now available in approximately 30 markets across the world, including many endemic countries where the need is highest. Our access strategy has been a key factor behind QDENGA adoption in low- and middle-income countries. Takeda is working to expand production and ensure cooperation with communities worldwide who need QDENGA to combat the increase in dengue prevalence.
To help us achieve our target to supply 100 million doses annually by 2030 we have entered into a manufacturing partnership agreement with Biological E. Limited (“BE”) in India that builds upon existing capabilities at our facility in Singen, Germany. BE will manufacture up to 50 million doses of QDENGA per annum.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
People
We recognize that no matter how far science and technology advance, Takeda is a knowledge-based company driven by people. Our intention is to foster a diverse and inclusive workplace with no discrimination of any type. We promote life-long learning, career growth and employee well-being. We believe that this approach enhances our ability to discover and deliver life-transforming treatments.
Life-long learning and career growth enhance employee motivation and expertise, stimulate new ideas and contribute to value creation. We are upskilling employees and building in-house capabilities to create an agile and resilient organization that is positioned for long-term sustainable growth.
AI is also transforming our approach to talent development. Our Career Navigator platform allows employees to map out individual career paths and uses AI to personalize notifications of internal vacancies and mentoring and learning opportunities to support our people to reach their highest potential. We are also experimenting with AI coaches and AI-facilitated role-playing, so employees can practice new skills in a risk-free environment.
We are aware that we also need to further develop employees’ digital skills to help future-proof our business. In July 2024, we launched our Everyday AI Learning journey on our learning platform, the first major step in our new Digital Dexterity framework, aimed at cultivating essential AI and GenAI capabilities within our workforce.
Our commitment to lifelong learning extends across the company. For example, employees in our Global Manufacturing & Supply and Global Quality organizations have at their disposal three hours per month to spend on upskilling and reskilling. These hours are in addition to time provided for mandatory or on-the-job training.
As a global biopharmaceutical company, we recognize and celebrate the diversity of our people and patients around the world and harness this strength as we continue to drive innovation.
We promote health and well-being at work, so that employees can thrive, grow and realize their full potential. Our global well-being program encompasses emotional, physical, social and financial dimensions. All employees have access to our Thrive Global program, allowing them to monitor well-being factors, such as sleep, nutrition and movement. Over the past year, we also took further measures to strengthen our approach to well-being – these included expanding our Employee Assistance Program to more countries, so that all Takeda employees now have access to the same workplace benefits and resources.
We uphold safety in the workplace and Takeda's manufacturing sites share a strong safety culture, focusing on the prevention of serious injuries and fatalities (SIFs). The SIF risk assessment process proactively identifies activities that could generate the next SIF event and helps identify systemic issues within safety programs. Each quarter, Takeda runs a “Lessons Learned” event across the manufacturing network to showcase recent potential SIFs and discuss actions taken to mitigate reoccurrence.
Planet
Aligned with our purpose, we develop our business with the intent not to harm our planet. Public health is integrally linked to the health of the planet. As temperatures rise, climate-accelerated diseases may be exacerbated and access to care for patients in impacted regions could become increasingly challenging.
Takeda is committed to delivering a high standard of environmental stewardship. It is not enough to just work towards a healthier population – we need a healthier planet as well to realize our purpose. We are taking action to reduce our environmental impact on many fronts by prioritizing clean energy solutions, progressing toward net-zero targets and working to eliminate greenhouse gas (“GHG”) emissions from our entire value chain. We focus on initiatives that advance our net-zero roadmap while continuing to invest in nature-based carbon removal projects beyond our value chain. We have committed to achieving net-zero GHG emissions in our operations by 2035 and across our value chain by 2040, which was validated by the Science Based Target initiative, including near-term and long-term targets.
We continue to make notable progress towards our GHG emissions goals. For example, we recently announced the successful start of a biomass heat plant at our manufacturing facility in Singen, Germany, where we manufacture our dengue vaccine, aimed at reducing CO2 emissions. The new biomass boiler aims to replace a significant portion of the gas currently used with waste wood, reducing CO2 emissions by up to 80%.
We also focus on integrating life cycle thinking within product design and development to minimize the environmental footprint across our value chain. Furthermore, our Nature Program focuses on reducing environmental impacts other than climate change, addressing areas such as water conservation, responsible waste management and biodiversity protection.
DD&T is also a key enabler of our environmental efforts. At our manufacturing site in Osaka, we reduced distilled water consumption by more than 450,000 liters per year, leading to a reduction of over two million liters in freshwater consumption annually, by installing sensors and monitors at every point of water use and analyzing the combined data to find ways to optimize water volumes and standardize best practices. Similar projects have been undertaken to reduce electricity consumption and increase our use of solar and other green energy sources.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
Financial Prospect
Takeda's strong financial base supports its ability to drive sustainable growth and long-term value creation. This robust framework ensures agility in pursuing strategic initiatives and delivering meaningful impact.
Our Growth and Launch Products* are essential for driving topline growth in the medium-to-long term, and we expect they will play a key role in supporting further investments in the discovery and development of life-transforming treatments. Through sustained strong revenue growth, these products can enable Takeda to focus on advancing innovative treatments that address pressing healthcare challenges and deliver a profound impact on patients worldwide. As part of achieving this vision, we are advancing company-wide programs to enhance organizational agility and drive efficiency while leveraging capabilities in DD&T and AI. In the medium-to-long term, we aim to achieve a Core Operating Profit margin of low to mid-30% and maintain robust cash flow generation.
Building on our efforts to achieve topline growth and strengthening operational excellence, Takeda remains steadfast in its long-term commitment to discovering and developing life-transforming treatments. Among the many investments, R&D stands out as a key driver of value creation, highlighted by six late-stage pipeline programs with a combined global peak revenue potential** of USD 10 to 20 billion. The successful launch of these late-stage programs within this decade is expected to fuel sustainable long-term growth and make a substantial contribution to cash generation.
As Takeda progresses through the critical phases of development and brings these programs to market, the focus remains on achieving attractive returns on invested capital. Through strategic and disciplined investments in the discovery and development of innovative, life-transforming therapies, Takeda strives to create meaningful value for society and all stakeholders. The successful execution of the late-stage pipeline, combined with continued improvements in operational efficiency, is expected to positively impact return on equity performance and other financial metrics, enhancing enterprise value.

* Takeda's Growth and Launch Products for FY2025:
GI:    ENTYVIO, EOHILIA
Rare Diseases:    TAKHZYRO, LIVTENCITY, ADZYNMA
PDT:    Immunoglobulin products including GAMMAGARD LIQUID/KIOVIG, HYQVIA and CUVITRU,
    Albumin products including HUMAN ALBUMIN and FLEXBUMIN
Oncology:    ALUNBRIG, FRUZAQLA
Vaccines:    QDENGA

** Peak revenue potential is an estimate that has not been adjusted for probability of technical and regulatory success (PTRS) and should not be considered a forecast or target. Peak revenue ranges represent Takeda’s assessments of various possible future commercial scenarios that may or may not occur.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
3. Basic Approach to the Selection of Accounting Standards
Takeda has been applying International Financial Reporting Standards (“IFRS”) since the fiscal year ended March 31, 2014 with the aim of improving the comparison of financial information with global pharmaceutical companies, increasing financing options, and allowing Takeda to unify accounting treatment across the group.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
4. Consolidated Financial Statements [IFRS] and Major Notes
(1) Consolidated Statements of Profit or Loss

	JPY (millions)
	For the year ended March 31,
	2024	2025
Revenue	4,263,762	4,581,551
Cost of sales	(1,426,678)	(1,580,217)
Selling, general and administrative expenses	(1,053,819)	(1,104,766)
Research and development expenses	(729,924)	(730,227)
Amortization and impairment losses on intangible assets associated with products	(652,117)	(643,233)
Other operating income	19,379	26,212
Other operating expenses	(206,527)	(206,733)
Operating profit	214,075	342,586
Finance income	52,093	46,549
Finance expenses	(219,850)	(210,065)
Share of profit (loss) of investments accounted for using the equity method	6,473	(3,986)
Profit before tax	52,791	175,084
Income tax (expenses) benefit	91,406	(66,941)
Net profit for the year	144,197	108,143
Attributable to:
Owners of the Company	144,067	107,928
Non-controlling interests	130	215
Net profit for the year	144,197	108,143
Earnings per share (JPY)
Basic earnings per share	92.09	68.36
Diluted earnings per share	91.16	67.23

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(2) Consolidated Statements of Comprehensive Income

	JPY (millions)
	For the year ended March 31,
	2024	2025
Net profit for the year	144,197	108,143
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial assets measured at fair value through other comprehensive income	2,309	(12,311)
Remeasurement of defined benefit pension plans	(5,002)	(7,046)
	(2,693)	(19,357)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	968,842	(153,345)
Cash flow hedges	23,456	(956)
Hedging cost	7,197	7,963
Share of other comprehensive loss of investments accounted for using the equity method	(1,793)	(145)
	997,702	(146,484)
Other comprehensive income (loss) for the year, net of tax	995,009	(165,841)
Total comprehensive income (loss) for the year	1,139,206	(57,698)
Attributable to:
Owners of the Company	1,139,033	(57,852)
Non-controlling interests	173	154
Total comprehensive income (loss) for the year	1,139,206	(57,698)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(3) Consolidated Statements of Financial Position

	JPY (millions)
	As of March 31, 2024	As of March 31, 2025
ASSETS
Non-current assets:
Property, plant and equipment	1,989,777	1,968,209
Goodwill	5,410,067	5,324,430
Intangible assets	4,274,682	3,631,560
Investments accounted for using the equity method	89,831	10,802
Other financial assets	340,777	351,124
Other non-current assets	51,214	70,282
Deferred tax assets	393,865	370,745
Total non-current assets	12,550,212	11,727,152
Current assets:
Inventories	1,209,869	1,217,349
Trade and other receivables	668,403	709,465
Other financial assets	15,089	20,476
Income taxes receivable	29,207	15,789
Other current assets	168,875	159,603
Cash and cash equivalents	457,800	385,113
Assets held for sale	9,337	13,397
Total current assets	2,558,580	2,521,192
Total assets	15,108,792	14,248,344

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)

	JPY (millions)
	As of March 31, 2024	As of March 31, 2025
LIABILITIES AND EQUITY
LIABILITIES
Non-current liabilities:
Bonds and loans	4,476,501	3,966,326
Other financial liabilities	687,833	550,900
Net defined benefit liabilities	143,882	135,429
Income taxes payable	4,381	317
Provisions	14,373	35,177
Other non-current liabilities	80,938	82,542
Deferred tax liabilities	113,777	35,153
Total non-current liabilities	5,521,684	4,805,844
Current liabilities:
Bonds and loans	367,251	548,939
Trade and other payables	547,521	475,541
Other financial liabilities	143,421	219,120
Income taxes payable	109,906	133,497
Provisions	524,420	533,140
Other current liabilities	619,174	596,283
Liabilities held for sale	1,410	—
Total current liabilities	2,313,103	2,506,521
Total liabilities	7,834,788	7,312,365
EQUITY
Share capital	1,676,596	1,694,685
Share premium	1,747,414	1,775,713
Treasury shares	(51,259)	(74,815)
Retained earnings	1,391,203	1,187,586
Other components of equity	2,509,310	2,351,915
Equity attributable to owners of the Company	7,273,264	6,935,084
Non-controlling interests	741	895
Total equity	7,274,005	6,935,979
Total liabilities and equity	15,108,792	14,248,344

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(4) Consolidated Statements of Changes in Equity

	JPY (millions)
	Equity attributable to owners of the Company
	Share capital	Share premium	Treasury shares	Retained earnings	Other components of equity
					Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2023	1,676,345	1,728,830	(100,317)	1,541,146	1,606,128	12,470
Net profit for the year				144,067
Other comprehensive income (loss)					967,279	2,036
Comprehensive income (loss) for the year	—	—	—	144,067	967,279	2,036
Transactions with owners:
Issuance of new shares	251	251
Acquisition of treasury shares			(2,367)
Disposal of treasury shares		0	0
Dividends				(287,785)
Changes in ownership
Transfers from other components of equity				(6,226)		1,224
Share-based compensation		69,836
Exercise of share-based awards		(51,503)	51,426
Total transactions with owners	251	18,584	49,059	(294,011)	—	1,224
As of March 31, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2023	(87,352)	(23,127)	—	1,508,119	6,354,122	549	6,354,672
Net profit for the year				—	144,067	130	144,197
Other comprehensive income (loss)	23,456	7,197	(5,002)	994,966	994,966	44	995,009
Comprehensive income (loss) for the year	23,456	7,197	(5,002)	994,966	1,139,033	173	1,139,206
Transactions with owners:
Issuance of new shares				—	502		502
Acquisition of treasury shares				—	(2,367)		(2,367)
Disposal of treasury shares				—	1		1
Dividends				—	(287,785)		(287,785)
Changes in ownership				—	—	18	18
Transfers from other components of equity			5,002	6,226	—		—
Share-based compensation				—	69,836		69,836
Exercise of share-based awards				—	(77)		(77)
Total transactions with owners	—	—	5,002	6,226	(219,892)	18	(219,873)
As of March 31, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)

	JPY (millions)
	Equity attributable to owners of the Company
					Other components of equity
	Share capital	Share premium	Treasury shares	Retained earnings	Exchange differences on translation of foreign operations	Changes in fair value of financial assets measured at fair value through other comprehensive income
As of April 1, 2024	1,676,596	1,747,414	(51,259)	1,391,203	2,573,407	15,729
Net profit for the year				107,928
Other comprehensive income (loss)					(153,429)	(12,311)
Comprehensive income (loss) for the year	—	—	—	107,928	(153,429)	(12,311)
Transactions with owners:
Issuance of new shares	18,089	18,089
Acquisition of treasury shares		(20)	(51,905)
Disposal of treasury shares		0	0
Dividends				(303,160)
Transfers from other components of equity				(8,385)		1,339
Share-based compensation		74,707
Exercise of share-based awards		(64,476)	28,348
Total transactions with owners	18,089	28,300	(23,557)	(311,545)	—	1,339
As of March 31, 2025	1,694,685	1,775,713	(74,815)	1,187,586	2,419,978	4,757

	Equity attributable to owners of the Company
	Other components of equity
	Cash flow hedges	Hedging cost	Remeasurements of defined benefit pension plans	Total other components of equity	Total equity attributable to owners of the Company	Non- controlling interests	Total equity
As of April 1, 2024	(63,896)	(15,930)	—	2,509,310	7,273,264	741	7,274,005
Net profit for the year				—	107,928	215	108,143
Other comprehensive income (loss)	(956)	7,963	(7,046)	(165,780)	(165,780)	(61)	(165,841)
Comprehensive income (loss) for the year	(956)	7,963	(7,046)	(165,780)	(57,852)	154	(57,698)
Transactions with owners:
Issuance of new shares				—	36,178		36,178
Acquisition of treasury shares				—	(51,925)		(51,925)
Disposal of treasury shares				—	0		0
Dividends				—	(303,160)		(303,160)
Transfers from other components of equity			7,046	8,385	—		—
Share-based compensation				—	74,707		74,707
Exercise of share-based awards				—	(36,129)		(36,129)
Total transactions with owners	—	—	7,046	8,385	(280,328)	—	(280,328)
As of March 31, 2025	(64,852)	(7,967)	—	2,351,915	6,935,084	895	6,935,979

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(5) Consolidated Statements of Cash Flows

	JPY (millions)
	For the year ended March 31,
	2024	2025
Cash flows from operating activities:
Net profit for the year	144,197	108,143
Depreciation and amortization	728,002	761,396
Impairment losses	150,017	106,529
Equity-settled share-based compensation	70,871	72,867
Loss on sales and disposal of property, plant and equipment	6,052	4,495
Gain on divestment of business and subsidiaries	(7,832)	(10,198)
Change in fair value of financial assets and liabilities associated with contingent consideration arrangements, net	20,757	(602)
Finance (income) and expenses, net	167,757	163,516
Share of loss (profit) of investments accounted for using the equity method	(6,473)	3,986
Income tax expenses (benefit)	(91,406)	66,941
Changes in assets and liabilities:
Decrease (increase) in trade and other receivables	15,104	(58,959)
Increase in inventories	(115,743)	(34,973)
Decrease in trade and other payables	(9,895)	(7,118)
Increase (decrease) in provisions	(126,901)	45,166
Decrease in other financial liabilities	(18,568)	(3,488)
Other, net	(7,556)	(10,107)
Cash generated from operations	918,383	1,207,595
Income taxes paid	(219,941)	(170,589)
Tax refunds and interest on tax refunds received	17,902	20,176
Net cash from operating activities	716,344	1,057,182
Cash flows from investing activities:
Interest received	11,161	17,660
Dividends received	13,191	635
Acquisition of property, plant and equipment	(175,420)	(200,795)
Proceeds from sales of property, plant and equipment	8,606	78
Acquisition of intangible assets	(305,310)	(147,046)
Acquisition of option to license	—	(31,784)
Acquisition of investments	(6,766)	(97,536)
Proceeds from sales and redemption of investments	8,021	29,442
Acquisition of shares in associates	—	(1,004)
Proceeds from sales of shares in associates	—	57,691
Proceeds from sales of business, net of cash and cash equivalents divested	19,959	20,556
Payments for the settlement of forward exchange contracts designated as net investment hedges	(33,300)	(13,847)
Other, net	(4,003)	(1,111)
Net cash used in investing activities	(463,862)	(367,060)

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)

	JPY (millions)
	For the year ended March 31,
	2024	2025
Cash flows from financing activities:
Net increase in short-term loans and commercial papers	277,000	27,490
Proceeds from issuance of bonds and long-term loans	100,000	1,024,460
Repayments of bonds and long-term loans	(320,901)	(1,321,090)
Proceeds from the settlement of cross currency interest rate swaps related to bonds and loans	60,063	46,880
Acquisition of treasury shares	(2,326)	(51,860)
Interest paid	(100,375)	(112,984)
Dividends paid	(287,188)	(302,498)
Repayments of lease liabilities	(54,586)	(45,174)
Other, net	(26,102)	(16,647)
Net cash used in financing activities	(354,416)	(751,425)
Net decrease in cash and cash equivalents	(101,934)	(61,303)
Cash and cash equivalents at the beginning of the year	533,530	457,800
Effects of exchange rate changes on cash and cash equivalents	26,204	(11,385)
Cash and cash equivalents at the end of the year	457,800	385,113

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(6) Notes to Consolidated Financial Statements
(Going Concern Assumption)
No events to be noted for this purpose.
(Significant Items that Form the Basis of Preparing the Consolidated Financial Statements)
1.Basis of Preparation
(1) Compliance
Since Takeda satisfies all of the criteria of the "Specified Company" prescribed in Article 1-2 of the Regulation On Terminology, Forms, and Preparation Methods of Consolidated Financial Statements (Ministry of Finance Order No.28, 1976 "Regulations for Consolidated Financial Statements"), the consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS") pursuant to the provision of Article 312 of the Regulations for Consolidated Financial Statements.
(2) Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain assets and liabilities recorded at fair value including equity investments, derivative financial instruments, and financial assets and liabilities associated with contingent consideration arrangements, and the application of hyperinflationary accounting at subsidiaries.
(3) Functional and Presentation Currency
The consolidated financial statements are presented in Japanese Yen ("JPY"), which is the functional currency of the Company. All financial information presented in JPY has been rounded to the nearest million JPY, except when otherwise indicated. In tables with rounded figures, sums may not add up due to rounding.
2.Material Accounting Policies
During the year ended March 31, 2025, the material accounting standards applied in Takeda’s consolidated financial statements were consistent with those applied in the prior year's consolidated financial statements.
(Operating Segment Information)
Takeda comprises a single operating segment and is engaged in the research, development, manufacturing, marketing and out-licensing of pharmaceutical products. This is consistent with how the financial information is viewed in allocating resources, measuring performance, and forecasting future periods by the CEO who is Takeda’s Chief Operating Decision Maker.

Takeda Pharmaceutical Company Limited (4502)
Earnings Report (Kessan Tanshin) for the Fiscal Year
Ended March 31, 2025 (Consolidated)
(Earnings Per Share)
The basis for calculating basic and diluted earnings per share (attributable to owners of the Company) is as follows:

	For the year ended March 31,
	2024	2025
Net profit for the year attributable to owners of the Company:
Net profit for the year attributable to owners of the Company JPY (millions)	144,067	107,928
Net profit used for calculation of earnings per share JPY (millions)	144,067	107,928
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [basic]	1,564,450	1,578,873
Dilutive effect (thousands of shares)	15,893	26,450
Weighted-average number of ordinary shares outstanding during the year (thousands of shares) [diluted]	1,580,343	1,605,323

Earnings per share
Basic (JPY)	92.09	68.36
Diluted (JPY)	91.16	67.23

(Significant Subsequent Events)
Not applicable.